São Paulo-SP, August 25, 2006.
SUAC-1335/06.
COMISSÃO DEVALORES MOBILIÁRIOS
Superintendência de Relações com Empresas
Rio de Janeiro-RJ

Dear Sirs,

Reference:	BANCO ITAÚ HOLDING FINANCEIRA S.A. EXTRAORDINARY GENERAL MEETING OF AUGUST 25, 2006

1.     Pursuant to the provisions of CVM Instruction 202/93, Article 17, subsection II, we are pleased to provide you with a summary of the decisions taken by the above-mentioned extraordinary general meeting:,

a)	the approval of the incorporation of the total shares representing the capital stock of the corporations, BankBoston Banco Múltiplo S.A. (to be denominated Banco ItauBank S.A.) and Libero Trading International Ltd., converting them into its wholly owned subsidiaries; this incorporation of shares shall be effective from September 1, provided that all the conditions in the Agreement signed on May 1, 2006 have been complied with;

b)	the consequent increase in capital stock from R$8,300,000,000.00 to R$12,881,120,000.00, through the issue of 68,518,094 new preferred book entry shares, subscribed in the name of the stockholders of BankBoston Banco Múltiplo S.A. and Libero Trading International Ltd.;

c)	the alteration to the wording in the caption sentence to Article 3 of the corporate bylaws to register the new value of the capital stock and its division into shares;

d)	the establishment of two vacant seats on the Board of Directors.

2.     The respective minutes will be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in Article 17, subsection III, of the said Instruction.

Sincerely,

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Officer

Copy to:
- THE SÃO PAULO STOCK EXCHANGE
  Superintendência Executiva de Operações
  Gerência de Relações com Empresas (GRE)